Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

SKYBRIDGE OPPORTUNITY FUND LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (a)	Fee rate	Amount of Filing Fee (b)

Fees to Be Paid	$78,192,999.25	0.00015310	$11,971.35

Fees Previously Paid	—	—	—

Total Transaction Valuation	$78,192,999.25

Total Fees Due for Filing			$11,971.35

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$11,971.35

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.